OSL Holdings Inc.
1710 First Avenue
New York, NY 10028

March 5, 2012

Justin Dobbie
Legal Branch Chief, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings Inc. Amendment No. 1 to Form 8-K Filed January 13, 2012 File No. 001-32658

Dear Mr. Dobbie:

We are in receipt of your letter dated February 3, 2012 to Mr. Eli Feder, our President and Chief Executive Officer, in regard to the above-referenced Amendment No. 1 to Current Report on Form 8-K (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However, we are unable to provide a complete response on or before March 5, 2012 (the “Due Date”).  Please accept this correspondence as our request for an extension of the Due Date to March 19, 2012.

Thank you for your attention to this matter.

Sincerely,

OSL Holdings, Inc.

/s/ Eli Feder
Eli Feder
Chief Executive Officer